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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*
                                             -


                        Progress Financial Corporation
                        ------------------------------
                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  743266108
                                --------------
                                (CUSIP Number)


    Sandler O'Neill & Partners Corp., Two World Trade Center, 104th Floor New York, NY 10048
    Attention: May Della Pietra  (212) 466-7800
    ---------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               January 31, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) OR (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 8 pages.
                       No exhibits are filed herewith.

                                 SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 743266108                                            Page 2 of 8 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sandler O'Neill & Partners Corp.
     13-3481255
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

  NUMBER OF              295,000
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING         ------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                         295,000
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     295,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to Schedule 13D relating to Progress Financial Corporation is being filed on behalf of the undersigned to amend the Schedule 13D filed by 1993 SOP Partners, L.P. dated July 28, 1993, as amended by Amendment No. 1 dated July 8, 1994 and Amendment No. 2 dated August 2, 1995 (the "Schedule 13D").

ITEM 2.  IDENTITY AND BACKGROUND.

         ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

(a) This statement is being filed by Sandler O'Neill & Partners Corp., a New York corporation ("SOP Corp.").

         SOP Corp. is the sole general partner of Sandler O'Neill & Partners, L.P., a Delaware limited partnership ("Sandler O'Neill"), and is the sole shareholder of Two Wall Capital Corporation, a New York corporation ("TWCC"). TWCC is the sole general partner of 1993 SOP Partners, L.P., a New York limited partnership ("1993 SOP Partners"). The principal business of each of SOP Corp., TWCC and 1993 SOP Partners is investment. Sandler O'Neill is a registered broker/dealer principally engaged in securities trading and investment banking activities.

         The name and title of each executive officer, director and controlling person of SOP Corp. and TWCC (the "Covered Persons") is set forth below:

         Richard S. Bookbinder                     Director and Vice President
         Mark B. Cohen(1)                          Director and Vice President
         Hanif M. Dahya                            Director and Vice President
         May F. Della Pietra                       Director and Secretary/Treasurer
         Jonathan J. Doyle(1)                      Director and Vice President
         James J. Dunne III                        Director and Vice President
         Marc L. Flaster                           Director and Vice President
         Thomas Glasser(1)                         Director and Vice President
         Paul R. Haklisch(1)                       Director and Vice President
         Ronald A. Herzlinger                      Director and Vice President
         Catherine A. Lawton(1)                    Director and Vice President
         T. Joseph Longino, Jr.(1)                 Director and Vice President
         Kenneth M. McBrayer                       Director and Vice President
         Thomas F. O'Neill                         Director and Vice President
         Fred D. Price                             Director and Vice President
         Christopher Quackenbush                   Director and Vice President
         Herman S. Sandler                         Director and President
         Bruce E. Simmons(1)                       Director and Vice President
         John B. Thompson II                       Director and Vice President

---------------------
(1)      SOP Corp. only.

(b) The address of the principal offices of each of SOP Corp., Sandler O'Neill, TWCC and 1993 SOP Partners is Two World Trade

Center - 104th Floor, New York, New York 10048. The business address of each of the Covered Persons is Sandler O'Neill & Partners, L.P., Two World Trade Center - 104th Floor, New York, New York 10048.

(c) The present principal occupation or employment of each of the Covered Persons is as a principal of Sandler O'Neill.

(d) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Covered Persons is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

         ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING
PARAGRAPH:

         Shares of Common Stock may also be acquired by Sandler O'Neill from time to time in the ordinary course of its business for investment purposes.
On January 31, 1996, Sandler O'Neill purchased 45,000 shares of Common Stock (the "Public Offering Shares") at a purchase price of $5.25 per share for an aggregate purchase price of $236,250. The shares were purchased directly from the Issuer in connection with the Issuer's issuance and sale of an aggregate of 500,000 shares of Common Stock in a registered public offering. The funds for such purchase were provided by the working capital of Sandler O'Neill.

ITEM 4.  PURPOSE OF TRANSACTION.

         ITEM 4 OF THE SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS
FOLLOWS:

         The purpose for which shares of the Common Stock and the Warrants were acquired by 1993 SOP Partners is for investment. As such, 1993 SOP Partners will continuously evaluate the business, prospects and financial condition of the Issuer, the market for its securities and conditions in the economy and the financial institutions industry generally, all with a view to determining whether to (i) exercise all or any of the Warrants, or (ii) hold, decrease or increase its investment in the securities of the Issuer, through open market, privately negotiated or any other transactions. Representatives of 1993 SOP Partners expect from time to time to seek discussions with the management of the Issuer regarding the business and policies of the Issuer. However, 1993 SOP Partners does not have any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The purpose for which the Public Offering Shares were acquired by Sandler O'Neill is for investment. Sandler O'Neill also may from time to time, and as of the date of this Amendment No. 3 does, act as a market maker in the Common Stock. In the ordinary course of its business, Sandler O'Neill continuously evaluates the business, prospects and financial condition of the Issuer, the market for its securities and conditions in the economy and the financial institutions industry generally, all with a view to determining whether to hold, decrease or increase its investment in the securities of the Issuer, through open market, privately negotiated or any other transactions. Sandler O'Neill may also cease its activities as a market maker in the Common Stock at any time. Sandler O'Neill does not have any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5(a)-(b) OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

(a)-(b) As of February 9, 1996, 1993 SOP Partners beneficially owned an aggregate of 250,000 shares of the Common Stock, consisting of 200,000 shares of Common Stock that 1993 SOP Partners owns of record and 50,000 shares which 1993 SOP Partners has the right to acquire through the exercise of the Warrants. Based upon an aggregate of 3,780,000 shares of Common Stock outstanding as of January 31, 1996, as provided by the Issuer, such shares represent an aggregate of 6.6% of the Common Stock outstanding. Sole voting and dispositive power over such shares is vested in 1993 SOP Partners.

         As of February 9, 1996, Sandler O'Neill beneficially owned an aggregate of 45,000 in its investment account. The number of shares of Common Stock held by Sandler O'Neill in its trading account at any given time can be expected to fluctuate, and, at February 9, 1996, Sandler O'Neill did not own any shares of Common Stock in its trading account. Accordingly, as of February 9, 1996, Sandler O'Neill beneficially owned an aggregate of 45,000 shares of the Common Stock, representing 1.2% of the outstanding Common Stock. Sole voting and dispositive power over such shares is vested in Sandler O'Neill.

         Accordingly, as of February 9, 1996, SOP Corp. may be deemed to beneficially own an aggregate of 295,000 shares of Common Stock, representing 7.8% of the outstanding Common Stock.

         At February 9, 1996, John B. Thompson II beneficially owned 5,000 shares of Common Stock, representing 0.2% of the outstanding Common Stock. Mr. Thompson shares voting and dispositive power over such shares with his wife.

         Except as set forth above, as of February 9, 1996, none of 1993 SOP Partners, TWCC, SOP Corp., Sandler O'Neill or any of the Covered Persons beneficially owns any other shares of Common Stock.

         ITEM 5(c) OF SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING:

         On January 31, 1996, Sandler O'Neill purchased 45,000 shares of Common Stock at a purchase price of $5.25 per share for an aggregate purchase price of $236,250. The shares were purchased directly from the Issuer in connection with the Issuer's issuance and sale of an aggregate of 500,000 shares of Common Stock in a registered public offering.

         On or about February 2, 1996, Issuer also advised 1993 SOP Partners that the Common Stock Registration Statement (as defined in Amendment No. 1 to the Subscription Agreement relating to the Units previously filed as an Exhibit to the Schedule 13D) had been declared effective by the Securities and Exchange Commission on January 5, 1996. Accordingly, pursuant to the terms of the Subscription Agreement, the Warrants became exercisable as of such date.

         During the sixty days prior to February 9, 1996, Sandler O'Neill effected the following transactions in the Common Stock in its trading account in open market transactions with brokers:

                                                    Number                     Price
          Date                    Action           of Shares                 per Share
          ----                    ------           ---------                 ---------
         12/19/95                 Bought            1,000                    $5.50
         12/20/95                 Bought            2,000                     5.25
         01/02/96                 Sold              2,000                     5.5625
         01/05/95                 Sold              1,000                     5.5625
         01/12/96                 Bought            1,000                     5.50
         01/18/96                 Bought            1,000                     5.50
         01/24/96                 Sold                500                     5.75
         01/24/96                 Sold              1,500                     5.75

         During the sixty days prior to February 9, 1996, no other transactions in the Common Stock were effected by 1993 SOP Partners, TWCC, SOP Corp., Sandler O'Neill or any of the Covered Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1996


                                           SANDLER O'NEILL & PARTNERS CORP.

                                           By:/s/ Catherine A. Lawton
                                              ----------------------------
                                                   Catherine A. Lawton
                                                   Vice President